4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

February 26, 2015

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statements filed under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (Accession Numbers: 0001193125-14-456753 and 0001193125-15-011817) with the Securities and Exchange Commission (the “Commission”) on December 30, 2014 and January 15, 2015, relating to Transamerica Global Multifactor Macro and Transamerica ClearTrack Series, and Transamerica Multi-Managed Balanced, respectively (each, a “Fund” and collectively, the “Funds”), separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on February 11, 2015 and February 19, 2015, respectively.

The Staff noted that all comments to the Funds’ summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to both the Retail and Class I2 Prospectuses of Transamerica Multi-Managed Balanced, as applicable, and that all comments to Transamerica ClearTrack Series applies to each series in the Transamerica ClearTrack Prospectus.

Below are the Staff’s comments on the Registration Statements with respect to the Funds and the Registrant’s responses thereto.

Transamerica ClearTrack Series

1.	Investment Objective: The investment objective of ClearTrack 2015 states in relevant part that, “The fund will seek to reduce volatility as a secondary objective until five years after the fund’s target retirement date…” Please explain what, if any, secondary objective the Fund will have before that period.

Response: The Registrant notes that ClearTrack 2015 is currently at its target retirement date. The fund will pursue its secondary objective from its launch until December 31, 2019.

2.	Fees and Expenses: Please revise the fee waiver disclosure in footnote 2 to the Annual Fund Operating Expenses table to clarify which parties, if any, may terminate the fee waiver, and under what conditions the waiver may be terminated.

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.	Fees and Expenses: Please revise the last sentence of the fee waiver disclosure in footnote 2 to the Annual Fund Operating Expenses table to clarify when amount may be recaptured.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	Fees and Expenses: Please revise the fee waiver disclosure in footnote 2 to the Annual Fund Operating Expenses table to clarify that any reimbursement by the fund of fees waived or expenses reduced during any of the previous 36 months will not exceed the cap in place at the time the fees were waived or expenses reimbursed.

Response: In response to the Staff’s comment, the Registrant has sought to clarify the relevant disclosure.

5.	Fees and Expenses: Please confirm if the “Example” amounts reflect the fee waivers expiring March 31, 2016.

Response: The Registrant so confirms.

6.	Principal Investment Strategies: Please revise each Fund’s principal investment strategies to clarify the strategies to be employed. In addition, please revise the disclosure to further describe the underlying funds and the securities in which they may invest.

Response: The Registrant has revised the disclosures as requested by Staff.

7.	Principal Investment Strategies: Please define and explain the “Dynamic Rebalancing Period.” Please also consider moving the disclosure relating to the “Dynamic Rebalancing Period” to a more prominent location in the Principal Investment Strategies section.

Response: The Registrant notes that the “Dynamic Rebalancing Period” is defined in the investment objective of each applicable Fund. In response to the Staff’s comment, the Registrant has supplemented the disclosure concerning the Dynamic Rebalancing Period appearing in the beginning portion of the Principal Investment Strategies section and generally revised the disclosure concerning such period.

8.	Principal Investment Strategies: Please clarify whether the Fund’s sub-adviser may only adjust a Fund’s asset mix during the Dynamic Rebalancing Period.

Response: The Registrant has clarified the disclosure in question in response to the Staff’s comment.

9.	Principal Investment Strategies: Please confirm if the sub-adviser is limited to increasing or decreasing the Fund’s investments in the three asset classes described in the Target Allocation table.

Response: The Registrant has added disclosure to clarify that, while the Target Allocation does not include a set allocation to short-term defensive instruments, each Fund may hold short-term defensive instruments for liquidity purposes. It is noted that, during the Dynamic Rebalancing Period, a Fund may allocate a significant portion of its assets to short-term defensive instruments in response to certain levels of negative fund performance.

10.	Principal Investment Strategies: Please revise the relevant disclosure to further explain the “Dynamic Risk Management strategy” and when it will be employed.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.	Principal Investment Strategies: Please revise the disclosure to clarify “static” in the following disclosure: “During the time that the fund’s asset allocations track the glide path, the fund’s asset mix will gradually become more conservative until approximately 2055, or 10 years after the target date, at which time the asset mix will become static.”

Response: The Registrant believes the disclosure is sufficiently clear, and therefore respectfully declines to take this comment.

12.	Principal Investment Strategies: Please clarify if the sub-adviser may make tactical increases or decreases to each Fund’s investment in a particular asset class beyond the Target Allocation at any time or only during the Dynamic Rebalancing period.

Response: The Registrant has made revisions consistent with the Staff’s comment.

13.	Principal Investment Strategies: Please revise the disclosure in the second two paragraphs of the “Dynamic Rebalancing Period” sub-section to make them more plain English.

Response: The disclosure has been revised in response to the Staff’s comment.

14.	Principal Investment Strategies: Please explain the basis for the Registrant’s position that each Fund may be merged into ClearTrack Retirement Income without shareholder approval.

Response: Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), specifies those circumstances in which a shareholder vote of an acquired fund is required to approve a merger. None of those circumstances are expected to exist with respect to each merger. Further, the Registrant’s governing documents permit its Trustees to approve mergers without shareholder approval unless such approval is required by applicable law.

15.	Principal Risks: Please revise the introductory paragraph to the “Principal Risks” section to remove references to investment strategies. The Staff notes the registrant could relocate this disclosure to either the “Principal Investment Strategies” or “More on Each Fund’s Strategies and Investments” sections.

Response: The Registrant believes the disclosure in question is appropriate and appropriately placed and respectfully declines the Staff’s comment.

16.	Principal Risks: Please revise the introductory paragraph to clarify whether the Funds will be subject to the listed risks by virtue of making direct investments or through their investments in the underlying funds.

Response: The Registrant has revised the introductory paragraph in response to the Staff’s comment.

17.	Principal Risks: Please confirm that the “Absence of Regulation” relates to the underlying funds.

Response: The Registrant confirms the risk factor applies to underlying funds in which the Funds may invest.

18.	Principal Investment Strategies/Principal Risks: Please revise the disclosure, as necessary, so that principal risks of the Funds reflect the principal investment strategies of the Funds.

Response: In response to the Staff’s comment, the Registrant has made revisions to each Fund’s Principal Investment Strategies section.

19.	Principal Risks: Please revise the disclosure to clarify which risks which arise from direct investments of each Fund and which arise from investments of the Funds in underlying funds.

Response: The Registrant notes that the presentation of the risks is consistent with presentation by its other series which operate as funds of funds, and that it wishes to maintain this consistency. The Registrant respectfully declines to take this comment.

20.	Principal Risks: Please consider removing the first sentence of the “Dynamic Risk Management Strategy” risk factor as it constitutes an investment strategy and not a risk factor.

Response: The Registrant has revised the sentence in question in response to the Staff’s comment.

21.	Principal Risks: Please confirm whether “Growth Stocks” risk is a principal risk of the Fund. If applicable, please include the related disclosure in the Fund’s Principal Investment Strategies section. Please remove the risk factor if it is not applicable to the Fund.

Response: The Registrant so confirms and has made revisions to the Principal Investment Strategies section consistent with the Staff’s comment.

22.	Performance: Please include the disclosure required pursuant to Item 4(b)(2)(i) of Form N-1A, including a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Registrant has made revisions consistent with the Staff’s comment.

23.	More on Each Fund’s Strategies and Investments: Please confirm that the applicable Funds may invest in index options and index futures contracts that are expected to increase in value in the event of market declines.

Response: The Registrant notes that the Funds do not currently intend to invest in such index options and index futures contracts. The disclosure in question has been removed.

24.	More on Each Fund’s Strategies and Investments: Please clarify the following disclosure found under the “Dynamic Rebalancing Period” section: “In exchange, this strategy is intended to reduce significant declines in the fund’s net asset value (“NAV”) under negative market conditions.”

Response: In response to the Staff’s comment, the Registrant has revised this section of the prospectus.

25.	More on Each Fund’s Strategies and Investments: Please move the first paragraph found under the heading “Underlying Funds” to the Principal Investment Strategies section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

26.	Prior Performance for Similar Accounts: Please confirm the prior performance of the Other Accounts includes all similar accounts managed by the sub-adviser. Please also confirm that the Other Accounts have substantially similar investment objectives and similar investment strategies as the Funds in light of the disclosure that the Funds may have “different security selections, differences in relative weightings of securities or differences in prices paid for particular portfolio holdings.”

Response: The Registrant confirms that the Other Accounts include all similar accounts managed by the sub-adviser. The Registrant notes that, while it believes the Funds and Other Accounts have substantially similar investment objectives and similar investment strategies, their performance may vary due to, among other things, differences in asset size and cash flows which may result in different security selections and differences in relative weightings of securities. The noted disclosure is intended to highlight these potential differences. The Registrant has deleted the reference to “differences in prices paid for particular portfolio holdings.”

27.	Prior Performance for Similar Accounts: The Registrant notes that the past performance of the Other Accounts includes the performance of Other Accounts that were registered as mutual funds under the 1940 Act. Please provide the performance of the Other Accounts that were registered investment companies separately from the performance of the Other Accounts that are not registered.

Response: The Registrant believes presenting the performance record together rather than separately would be most useful to shareholders, and respectfully declines to take the Staff’s comment. In response to the Staff’s comment, the Registrant has supplemented the disclosure to further detail the discussion of the Other Accounts that were registered as mutual funds and the Other Accounts that are unregistered.

28.	Prior Performance for Similar Accounts: Please clarify the differences between the investment strategies of the Funds and the Other Accounts. Please confirm that the Funds and the Other Accounts are sufficiently similar in light of these differences.

Response: In response to the Staff’s comment, the Registrant has supplemented the disclosure concerning the differences between the Funds and Other Accounts. The Registrant believes the Funds and the Other Accounts have substantially similar investment objectives and similar investment strategies and that the Other Account performance is both relevant and fairly presented. It is noted that the Other Account performance information is being provided to give an indication of the experience of the sub-adviser in managing similar strategies.

29.	Prior Performance for Similar Accounts: The Registrant notes that the net performance results have been prepared and adjusted by TAM to reflect the current operating expenses of Class R1 shares of the relevant Funds. Please confirm that the adjustments made by TAM still include all fees and expenses of Class R1 listed in the Fees and Expenses table.

Response: The Registrant so confirms.

Transamerica Global Multifactor Macro

30.	Fees and Expenses: Please include a footnote for “Other Expenses” indicating that the other expenses of the Fund are estimated for the current fiscal year.

Response: The Registrant has made revisions consistent with the Staff’s comment.

31.	Fees and Expenses: Please revise the fee waiver disclosure in the to the Annual Fund Operating Expenses table to clarify that any reimbursement by the fund of fees waived or expenses reduced during any of the previous 36 months will not exceed the cap in place at the time the fees were waived or expenses reimbursed.

Response: The Registrant believes the current disclosure is informative to shareholders. The Registrant also notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

32.	Fees and Expenses: Please confirm that “Other Expenses” includes all short sales by the fund.

Response: The Registrant so confirms.

33.	Principal Investment Strategies/Principal Risks: Please provide a plain English explanation of the term “futures-related instruments” as used in following disclosure: “The fund obtains exposure to asset classes primarily through contracts, futures-related instruments, forwards and swaps, including, but not limited to, global developed and emerging market equity index futures, swaps on equity index futures…”

Response: The Registrant has removed the references to “futures-related instruments” from the Principal Investment Strategies.

34.	Principal Investment Strategies: With respect to the Fund’s wholly-owned Cayman subsidiary (the “Subsidiary”), please supplementally address the following matters: Compliance with Section 8, Compliance with Section 18, Compliance with Section 15, Compliance with Section 17, Subsidiary’s fees and expenses, Subsidiary’s strategies and risks, consolidated financial statements, Service of Process, Inspection of Books and Records, and Signing of Registration Statement by Subsidiary Board.

Response:	a.	Compliance with Section 8: As discussed in the “Investment in Subsidiary” section of the SAI, the Fund and the Subsidiary will generally test for compliance with the Fund’s investment restrictions on a consolidated basis.

	b.	Compliance with Section 18: The Subsidiary will comply with the requirement of Section 18(f) of the 1940 Act and related SEC guidance pertaining to asset coverage with respect to transactions in derivatives.

	c.	Compliance with Section 15: The Registrant confirms that the investment advisory and sub-advisory agreements relating to the Subsidiary were approved by the Registrant’s Board of Trustees at an in-person Board meeting in accordance with Section 15(c) of the 1940 Act.

	d.	Compliance with Section 17: The Subsidiary will comply with the restrictions on affiliated transactions set forth in Sections 17(a) and (d) of the 1940 Act. The assets of the Subsidiary are held consistent with the custody requirements of Section 17(f) of the 1940 Act. The Subsidiary has the same custodian as the Fund (State Street Bank and Trust Company).

	e.	Subsidiary’s fees and expenses: The Fund does not currently invest in the Subsidiary. Following such investment, the Subsidiary’s fees and expenses will be reflected in the fund’s fee table.

	f.	Subsidiary’s strategies and risks: The Registrant confirms that it has disclosed the strategies and risks associated with the Subsidiary as strategies and risks associated with investing in the Fund.

	g.	Consolidated financial statements: The Subsidiary’s financial statements will be consolidated with those of the Fund.

	h.	Service of Process: The Registrant confirms that the Subsidiary has designated an agent in the U.S. for service of process.

	i.	Inspection of Books and Records: The Registrant confirms that the Subsidiary’s books and records will be made available to the Staff for inspection upon request.

	j.	Signing of Registration Statement by Subsidiary Board: The Registrant does not believe the Subsidiary is required to execute the Registrant’s post-effective amendments to its registration statement. The Subsidiary is not offering any securities in the U.S., nor is the Subsidiary a co-issuer of the Fund’s securities.

35.	Principal Investment Strategies: Please confirm if the assets described in the “Carry” section as “higher-yielding assets” refer to “high yield bonds.” If so, please revise disclosure to reflect that “high yield bonds” are commonly referred to as “junk” bonds.

Response: The Registrant notes that the assets described as “higher-yielding assets” do not refer to high yield bonds or junk bonds and, therefore, the Registrant has not revised such disclosure.

36.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “active trading” is a principal investment strategy of the Fund. If “active trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrant believes the current “Active Trading” risk is appropriate in light of the Fund’s Principal Investment Strategies.

37.	Principal Risks: Please ensure the derivatives-related disclosure is focused on those derivatives in which the Fund will invest.

Response: The Registrant has made revisions consistent with the Staff’s comment.

38.	Principal Investment Strategies: Please disclose the percentage of the Fund’s assets that may be invested in derivative instruments.

Response: The Registrant’s principal investment strategies explain the exposure to asset classes are primarily through derivatives.

39.	Principal Investment Strategies/Principal Risks: Please confirm whether investments in equity securities are a principal investment strategy of the Fund. If so, please include related disclosure in the Fund’s principal investment strategies section including the market capitalization information of the equity securities. If not, please remove the corresponding principal risk.

Response: The Registrant notes that the Fund’s Principal Investment Strategies disclose that the Fund obtains exposure to asset classes primarily through derivatives. The Registrant believes that the “Equity Securities” risk is a principal risk of the Fund.

40.	Principal Investment Strategies: Please confirm supplementally the average portfolio duration range of the Fund.

Response: The Registrant notes that the average portfolio duration concept does not apply to the Fund.

41.	Shareholder Information: Please confirm that a discussion regarding the Board of Trustees’ approval of the Fund’s investment advisory agreement will be available in the fund’s semi-annual report for the fiscal period ending April 30, 2015. If so, please revise the disclosure accordingly.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

Statement of Additional Information

42.	Investment Policies/Additional Information Regarding Investment Practices: Please revise the narrative disclosure under “Additional Information about Fundamental Investment Policies” on concentration to clarify that the Funds cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

43.	Trustee Compensation: Please confirm supplementally that there are no retirement or pension plan payments, other than deferred compensation, to the Trustees.

Response: The Registrant confirms that the only Trustee retirement plan is the deferred compensation plan.

Transamerica Multi-Managed Balanced

44.	Investment Objective: Please revise the disclosure and relocate the language, “through investments in a broadly diversified portfolio of stocks, bonds and money market instruments” as this disclosure outlines a strategy. The Staff notes that such disclosure may be included under “Principal Investment Strategies.”

Response: The Registrant will consider making this revision at a later date.

45.	Principal Investment Strategies: Please confirm whether the Fund’s investments in foreign securities include investments in securities of issuers in emerging markets. If so, please revise the disclosure to include these investments.

Response: The Registrant notes that the Fund’s Principal Investment Strategies include disclosure relating to emerging market debt securities.

46.	Principal Investment Strategies: If the Fund will sell credit default swaps, please confirm supplementally that the full notional value of the swap will be covered.

Response: If the Fund is the seller of a credit default swap, the Fund will cover the full notional value of its payment obligation in the event of a default on the referenced obligation.

47.	Principal Investment Strategies: Please consider moving the sentences “Under adverse or unstable market, economic or political conditions, the fund may take temporary defensive positions in cash and short-term debt securities without limit. During periods of defensive investing, it will be more difficult for the fund to achieve its objective.” The Staff notes that the disclosure could be moved to the section titled “More on the Fund’s Strategies and Investments” under Item 9.

Response: The Registrant has made revisions consistent with the Staff’s comment.

48.	Fees and Expenses/ Principal Investment Strategies: Please confirm that the Fund’s acquired fund fees and expenses exceeded one basis point of the average net assets of the Fund and, if so, please consider revising the Fund’s Principal Investment Strategies to indicate the source of these fees.

Response: The Registrant confirms that the Fund’s acquired fund fees and expenses did not exceed one basis point of the average net assets of the Fund and, accordingly, has removed “Acquired fund fees and expenses” from the Annual Fund Operating Expenses table.

49.	Principal Investment Strategies/Principal Risks: Please confirm that the following risks are applicable to the Fund: “Active Trading,” “Growth Stocks,” “Loans,” and “Value Investing.” If applicable, please include applicable disclosure in the Fund’s Principal Investment Strategies section.

Response: The Registrant believes the current disclosure accurately reflects the Fund’s principal investment strategies and principal risks.

50.	More on the Fund’s Strategies and Investments: Please add disclosure clarifying the buy and sell strategies utilized by the Fund’s sub-advisers.

Response: The Registrant believes the disclosure is sufficiently clear, and therefore respectfully declines to take this comment.

51.	More on the Risks of Investing in the Fund: Please confirm whether investing in “inflation-protected debt securities” is a principal risk applicable to the Fund. If so, please consider adding related disclosure to the Fund’s “Principal Risks” section.

Response: The Registrant believes the current disclosure accurately reflects the Fund’s risks.

52.	More on the Fund’s Strategies and Investments: Please confirm whether the use of “participations” is a principal risk applicable to the Fund. If so, please consider adding related disclosure to the Fund’s “Principal Risks” section.

Response: The Registrant believes the current disclosure accurately reflects the Fund’s risks.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler Tané T. Tyler Vice President, Assistant General Counsel, Chief Legal Officer and Secretary Transamerica Asset Management, Inc.